SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2004



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F____       Form 40-F X
                                    -

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes______ No   X
                     _

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

      This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                       (Registrant)

Date:  16 December 2004

                                       By:      /s/ JOHN BAKER
                                                -------------------
                                            Name:   John Baker
                                            Title:  Secretary



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


                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                       Page
----------------------                                       ----

10.1       Press Release of CP Ships Limited "CP SHIPS         4
           STRENGTHENS FINANCIAL MANAGEMENT",
           dated 16 December 2004



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


                                                                  Exhibit 10.1

             CP SHIPS STRENGTHENS FINANCIAL MANAGEMENT

GATWICK, UK (16th December 2004) - CP Ships Limited today announced a strengthened financial management structure, including new senior positions.

David Auger has joined CP Ships as Group Financial Controller. He previously held senior group finance positions in the UK with ICI and Invensys and also worked with PricewaterhouseCoopers.

"We will benefit greatly from David's extensive public company experience and are delighted he has joined us," said CFO Ian Webber.

A new position, VP Business Control, has been assumed by David Nicklin, who has held a number of senior financial management positions at CP Ships. In his new role Mr Nicklin oversees internal financial reporting controls across the group, including continuing maintenance of the new SAP financial accounting processes. He will also lead the senior level task force established to review and strengthen financial controls and related business processes.

Both Mr Auger and Mr Nicklin report to Ian Webber as does Iain Torrens, who continues to be responsible for treasury and tax functions.

Another new position, VP Taxation, has been filled by Sarita Sood who is responsible for the group's global tax planning and compliance. Her previous experience was with auditing and financial services advisory firms PricewaterhouseCoopers and KPMG and more recently, senior tax positions in the pharmaceutical sector. She reports to Iain Torrens.

Tod Sizemore has joined CP Ships as VP Finance Americas & Asia based in Tampa, Florida, reporting to David Auger. Previously he was VP Finance for CHEP, a leading pallet and container pooling service firm, where he led the implementation of SAP. He succeeds Julie Harte who has assumed the new role of VP Finance Systems Implementation.



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

"With greater depth and breadth of leadership and the addition of resources throughout the finance organization, we have taken a major step in meeting our commitment to reinforce financial management and improve reporting controls," Mr Webber said.

                                    -ends-

Forward-Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.

ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS

                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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